April 9, 2008

nspracklin@peacearch.com

Ontario Securities Commission
British Columbia Securities Commission

Dear Sirs:

RE:

PEACE ARCH ENTERTAINMENT GROUP INC.

The following were sent by prepaid mail to all registered shareholders of the above-mentioned Company on April 9, 2008:

X	Proxy
X	Notice of Meeting/Information Circular
X	MD & A
X	Annual Report for the Fiscal Year Ended August 31, 2007
X	Annual Financial Statements for the Fiscal Year Ended August 31, 2007
X	Supplemental Card

However, we have not mailed to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,

CIBC MELLON TRUST COMPANY

Judy Power

Associate Manager, Trust Central Services

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CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks